Exhibit 99.1

AutoNavi Forms Independent Committee and Appoints Financial Advisor and Legal Counsel

Beijing China, February 26, 2014 — AutoNavi Holdings Limited (NASDAQ: AMAP) (“AutoNavi” or the “Company”), a leading provider of digital map content and navigation and location-based solutions in China, today announced that its board of directors has formed a committee composed of three of its disinterested directors, Daqing Dave Qi, Hongyi Zhou and Catherine Qin Zhang (the “Independent Committee”) with Daqing Dave Qi serving as the chairman of the Independent Committee, to evaluate the previously announced preliminary non-binding proposal received by the Company’s board of directors on February 10, 2014 from Alibaba Group Holding Limited (“Alibaba”) to acquire all of the American depositary shares and ordinary shares of the Company not already beneficially owned by Alibaba for US$21 in cash per American depositary share, each representing four ordinary shares (the “Proposed Transaction”).

The Independent Committee has selected Lazard as its financial advisor and Kirkland & Ellis International LLP (“Kirkland & Ellis”) as its United States legal counsel. Lazard and Kirkland & Ellis will assist the Independent Committee in its work in connection with the Proposed Transaction and any potential alternatives.  The Company is advised by Skadden, Arps, Slate, Meagher & Flom LLP.

No decisions have been made by the Independent Committee with respect to the Company’s response to the Proposed Transaction, and there can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the Proposed Transaction or any other transaction, or that the Proposed Transaction or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Proposed Transaction or any other transaction, except as required under applicable law.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement.  Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (Nasdaq: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.6 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the China market, including mobile location-based solutions and Internet location-based solutions, automotive navigation solutions, and public sector and enterprise applications. For more information on AutoNavi, please visit http://www.autonavi.com.

For further information, please contact:

In China:

Investor Relations
AutoNavi Holdings Limited
Tel: +86-10-8410-7883
E-mail: ir@autonavi.com

Derek Mitchell
Ogilvy Financial, Beijing
Tel: +86-10-8520-3073
E-mail: amap@ogilvy.com

In the U.S.:

Justin Knapp
Ogilvy Financial, New York
Tel: +1-616-551-9714
E-mail: amap@ogilvy.com